Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNITNG FIRM

We consent to the incorporation by reference in Registration Statement No. 333-133481 and No. 333-156086 on Form S-8 of EXCO Resources, Inc. of our report dated June 22, 2015, with respect to the statement of net assets available for benefits of the EXCO Resources, Inc. 401(k) Plan as of December 31, 2014, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2014, which appears in the December 31, 2014 annual report on Form 11-K of the EXCO Resources, Inc. 401(k) Plan for the year ended December 31, 2014.

/s/ Whitley Penn LLP

Dallas, Texas
June 22, 2015